Exhibit 1

FOR IMMEDIATE RELEASE	26 JULY 2017

WPP PLC (“WPP”)

WPP invests in VR/AR company Within Unlimited in the US

WPP announces that it has made a strategic investment in Within Unlimited, Inc. (“Within”), the US-based virtual reality/augmented reality entertainment and technology company led by renowned film maker and music video director Chris Milk and technologist Aaron Koblin.

Within creates and produces award-winning virtual reality content and also curates content from third parties, which it distributes through the Within app. Partners and content collaborators include Apple, The New York Times, NBC Universal, Vice, 21st Century Fox, and Alphabet Inc. Within employs over 35 people and is based in Los Angeles with an office in San Francisco. It was founded in 2014.

The investment continues WPP’s strategy of focusing on three key areas that differentiate the Group’s offering to clients: technology, data and content. The Group has invested in multiple specialized digital content companies like Russell Simmons’ All Def Digital, a leader in producing and distributing music and digital content for the important-to-reach, urban-centric youth culture, and Refinery29, a leading fashion and lifestyle media company that provides content, shopping solutions and social networking opportunities in the fashion, shopping and beauty categories targeted towards millennial women. WPP has also invested in Uproxx Media Group, which creates content for the millennial male market in the US, Mitú, the digital media company focused on developing content for Latino youth in the US and worldwide, 88rising, a producer of digital content catering to the Asian millennial market globally and Mic, the digital news and content company focused on the millennial market. The Group has also strategic investments in Fullscreen, Indigenous Media, Imagina (a content rights and media company based in Spain), MRC and Vice.

WPP’s digital assets also include companies such as Acceleration (marketing technology consultancy), Cognifide (content management technology), Conexance (data cooperative), Salmon (e-commerce), and Hogarth (digital production technology). WPP also has investments in innovative technology services companies such as Globant and Mutual Mobile, as well as ad technology companies such as AppNexus, comScore (data investment management), mySupermarket, Percolate and ScrollMotion.

WPP’s roster of wholly owned digital agencies include AKQA, Blue State Digital, Essence, F.biz, Mirum, POSSIBLE, Triad Retail Media, VML and Wunderman.

WPP’s digital revenues were over US$7.5 billion in 2016, representing 39% of the Group’s total revenues of US$19.4 billion. WPP has set a target of 40-45% of revenue to be derived from digital in the next four to five years. In North America, WPP companies (including associates) collectively generate revenues of US$7.5 billion and employ almost 29,000 people.

Contact:

Feona McEwan, WPP	+44(0) 20 7408 2204
Kevin McCormack, WPP	+1 (212) 632 2239